UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

Diversey Holdings, Ltd.
Full name of Registrant

N/A
Former name if Applicable

1300 Altura Road, Suite 125
Address of Principal Executive Office (Street and number)

Fort Mill, SC 29708
City, State and Zip Code

PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Diversey Holdings, Ltd. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2022 (the “Form 10-K”). The Company has determined that it is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

Reasons for Delay

On December 31, 2022, the Company’s status as a non-accelerated filer ended and the Company became an accelerated filer. As a result, the Company (i) is subject to a shortened filing deadline of 75 rather than 90 days to file the Form 10-K following the end of the Company’s annual reporting period and (ii) is, for the first time, subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “SOX Act”).  In connection with this shorter filing timeline and the enhanced compliance obligations with respect to Section 404 of the SOX Act, the Company requires additional time to complete the assessment of the Company’s internal controls over financial reporting as of December 31, 2022.

Based on currently available information, the Company expects to report a material weakness in (i) the design and operations of select controls related to revenue recognition and (ii) the design and operations of controls related to inventory existence. These material weaknesses did not result in any material misstatement in the Company’s financial statements or disclosures. Nevertheless, the deficiencies create a possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis.

The Company expects to file its Form 10-K as soon as possible, but no later than March 31, 2023, the fifteenth calendar day following the prescribed due date of the Form 10-K, as provided by Rule 12b-25.

Preliminary Financial Results for the Year ended December 31, 2022

The Company expects to report net sales of approximately $2.8 billion for the year ended December 31, 2022 compared to revenue of $2.6 billion for the year ended December 31, 2021. The Company expects to report a net loss for the year ended December 31, 2022 of approximately $169.3 million or $(0.53) per diluted share compared to a net loss of $174.8 million, or $(0.60) per diluted share for the year ended December 31, 2021. The foregoing figures are preliminary and unaudited and are prepared in accordance with U.S. generally accepted accounting principles. These preliminary results may be subject to change after the completion of year-end reviews and the completion of the audit.

Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “expect,” “will,” “anticipate” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Company’s beliefs and expectations relating to the identification of a material weakness, the filing of the Form 10-K and the estimated reporting of financial results. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond the Company’s control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-K within the fifteen-day extension permitted by the rules of the U.S. Securities and Exchange Commission. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Philip Wieland	803	746-2200

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has provided this information under Part III above under “Preliminary Financial Results for the Year ended December 31, 2022.”

Diversey Holdings, Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2023	By:	/s/ Philip Wieland
Philip Wieland
Chief Executive Officer